American Acquisition Opportunity Inc.
12115 Visionary Way
Fishers, Indiana 46038

March 16, 2021

VIA EDGAR & TELECOPY
Mr. Scott Anderegg
Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	American Acquisition Opportunity Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-252751) (the “Registration Statement”)

Dear Ms. Purnell:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on March 17, 2021, or as soon thereafter as practicable.

Very truly yours,

American Acquisition Opportunity Inc.

By:	/s/ Mark C. Jensen
Name: Mark C. Jensen Title: Chairman & CEO

Acceleration Request:

333-252751